Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

141 W. Jackson Blvd. Chicago, Illinois 60604-2994 TEL: 312 435 3500

June 20, 2007

Dear Members:

Last week, we were very pleased to announce the terms of our revised agreement with the CME. The revised agreement is a result of the Board taking your concerns as stockholders and members to the CME. We strongly believe that this agreement meaningfully addresses the interests and concerns you have raised with us during our many meetings. As you know, the agreement includes a one-time cash dividend of $9.14 per share of Class A common stock, payable to all stockholders, an exercise right purchase offer and guarantee, and strong core rights protections.

In our member meeting last Thursday, there was some confusion relating to the exercise right provisions of the revised merger agreement. We want to take this opportunity to clarify the terms of this important feature of our agreement. Right now we are in litigation against the CBOE in Delaware seeking equal treatment of exercise right holders in CBOE’s demutualization. The exercise right holders are being represented as a class by separate counsel. Because the CBOT and the CME share the same view on the litigation, the $15 million cap on litigation costs has been eliminated. Together with the CME, we are confident in our case and will use the resources necessary to secure a court declaration of equal treatment with other CBOE members.

Exercise Right Options

The revised agreement provides a purchase offer and guarantee to exercise right holders that creates meaningful optionality. There are two options:

•	Option 1 – Purchase Offer – You can sell your exercise right privilege (ERP) to the CBOT for $250,000 during the 45 day period after the merger with CME closes

o	To elect this Option 1:

•	you must have held a Series B-1 membership and ERP as of May 29, 2007, the record date for the vote on the merger

•	BUT you do NOT need to hold any shares of CBOT Holdings Class A common stock to elect this option

o	Also, if you held one or more Series B-1 memberships on May 29, 2007 and multiple ERPs, you can sell one or more of those ERPs to the CBOT for $250,000 each

June 20, 2007

o	If you are a B-1 member with an ERP and 27,338 shares, you could receive a total of $500,000 shortly after the merger from the sale of your ERP and the special dividend

•

Option 2 – Guarantee – Instead of selling your ERP under Option 1, you can wait for the final resolution of the CBOE lawsuit with all of its substantial upside, and be guaranteed $250,000 in value for your exercise right, even if the lawsuit is lost or settled for less than $250,000

o	To qualify for this Option 2, you will need to qualify as a “class member” in the CBOE lawsuit

o	Class members are currently defined as persons holding the three components of a CBOT Full Membership: (1) a Series B-1 membership, (2) 27,338 shares of CBOT Holdings Class A common stock (which will be converted into 9,568.3 shares of CME Group Class A common stock in connection with the merger), and (3) an ERP

•

We currently expect the court to set and announce a date in the future when you would need to hold all three components — so we expect you would have a chance to recombine if you currently don’t hold all three

•	If you hold multiple ERPs and you want the guarantee for each ERP you hold, we currently expect that you will need a separate B-1 membership and the required shares for each ERP

Unlike the ICE proposal, the agreement with CME allows exercise right holders to get paid shortly after the merger, without the approval of CBOE members, the Delaware court or the plaintiff class in the litigation.

Member Fee Preferences

The existing core rights are not altered under the merger agreement with the CME. And even after the merger, these core rights cannot be changed without a vote of the B-1 and B-2 members.

In addition, the revised agreement provides significant protections for member fee preferences:

•	Until 2012, CME cannot change fees without CBOT Director-controlled rules committee approval

•	After 2012, you will still have the same core right you have today—member fees must be lower than non-member fees

June 20, 2007

•	More importantly, CME’s pricing strategy is similar to the CBOT’s – to reward liquidity providers

o	CME members continue to get significant fee preferences (4 1/2 years after CME’s IPO)

o	And it’s reflected in the value of CME memberships, which are worth over $700,000 today

Proxy Voting

We recommend a vote FOR the merger with CME, which we believe provides greater overall value to shareholders, members and customers.

How do I vote?

You may vote in advance of the meetings:

•	By mail — by completing, signing and dating the BLUE “Member Proxy Card” and the WHITE “Stockholder Proxy Card” we sent to you, and returning them in the postage-paid envelopes provided;

•	On line — by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership; or

•	By phone —

—	to vote your shares — by calling 1-800-732-4052

—	to vote your membership — by calling 1-800-786-8302

You will need information from the pre-printed proxy card we set you to vote on line or by phone.

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

Can I change my vote after I’ve voted?

Yes. You can change your vote at any time prior to the vote at the meetings. Your last vote is the vote that counts.

Do I have to vote as a member and as a stockholder?

Yes. If you are a B-1 or B-2 member and a stockholder, you have to vote your membership and your shares separately.

June 20, 2007

What if I have additional questions regarding how to vote?

If you have additional questions regarding how to vote your shares or membership, please contact Paul J. Draths, Vice President and Secretary, at 312-435-3605.

With the termination of the DOJ antitrust review and these enhancements to the CME offer, we look forward to the shareholder and member votes on July 9th and to the ability to operate as the largest, most competitive global derivatives exchange. Thank you for your continued support.

Sincerely,

Charles P. Carey	Bernard W. Dan

Forward-Looking Statements

Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov . We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

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